UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. _)

Kryptic Entertainment, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

50114L101
(CUSIP Number)

Daniel McClory
26895 Aliso Creek Rd, Ste B-336
Aliso Viejo, CA 92656
Tel. No. (949) 233-7869
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50114L101	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel McClory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* IN

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Viceroy Ventures Limited 39-2061942
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* CO

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Endor Enterprises Limited 27-3833875
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* CO

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cadogen & Cie Limited 20-4963701
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* CO

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Montepagano SIM Limited 20-5782225
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* CO

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hybristic Equity Partners Limited 20-8732229
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* CO

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Bosphorous Group, Inc. 88-0418148
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,516,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,516,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,516,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.96%
14	TYPE OF REPORTING PERSON* CO

* Not including 45,000 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 50114L101	13D	Page 9 of 13 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Kryptic Entertainment, Inc., a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 401 Atlantic Suites, Europort, Gibraltar.

Item 2. Identity and Background.

(a)  This Statement on Schedule 13D is jointly filed by each of the following persons (the "Reporting Persons"):

(i) Mr. Daniel McClory;

(ii) Viceroy Ventures Limited (“Viceroy”);

(iii) Endor Enterprises Limited (“Endor”);

(iv) Cadogen & Cie Limited (“Cadogen”);

(v) Montepagano SIM Limited (“Montepagano”);

(vi) Hybristic Equity Partners Limited (“Hybristic”); and

(vii) The Bosphorous Group, Inc. (“Bosphorous”).

(b)  The business addresses of each of the Reporting Persons are as follows:

 (i) Mr. Daniel McClory, Viceroy, Endor and Cadogen: 26895 Aliso Creek Rd, Ste B-336, Aliso Viejo, CA 92656;

(ii) Montepagano: 3610-2 North Josey Lane, Ste 223, Carrolton, TX 75007

(iii) Hybristic: 590 Park Street, Suite 6, St. Paul, MN 55103; and

(iv) Bosphorous: 318 North Carson Street, Suite 208, Carson City, NV 89701.

(c)  Mr. McClory is a Managing Director of Hunter Wise Financial Group, LLC. He is also the President of Cadogen, Montepagano, Hybristic and Bosphorous, and the Secretary of Viceroy and Endor.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Mr. McClory is a citizen of the United States. All other Reporting Persons are U.S. corporations.

Item 3. Source and Amount of Funds or Other Consideration.

On February 28, 2011 the Company consummated a share exchange transaction (the “Share Exchange”) with the shareholders of Farm Lands of Guinea Limited, a British Virgin Islands business company (“FLG”), whereby the Company issued to shareholders of FLG an aggregate of 7,801,000 shares of Common Stock in consideration for the shares of FLG held by them. After the share exchange, FLG became a 100% owned subsidiary of the Company. On February 28, 2011, immediately following the closing of the Share Exchange, the Company consummated a private placement of its securities to a number of investors (the “Private Placement”).

CUSIP No. 50114L101	13D	Page 10 of 13 Pages

As a result of the Share Exchange: (i) each of Viceroy, Endor, Cadogen and Montepagano acquired 440,000 shares of Common Stock, (ii) Hybristic acquired 333,334 shares of Common Stock, and (iii) Bosphorous acquired 333,333 shares. Bosphorous also acquired in the Private Placement 90,000 shares of Common Stock and warrants to purchase 45,000 shares of Common Stock.

Item 4. Purpose of Transaction.

The shares of Common Stock described in Item 3 herein were acquired as a result of the Share Exchange and the Private Placement.

None of the Reporting Persons has plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,516,667 shares of Common Stock, not including 45,000 shares issuable upon exercise of warrants, which represent approximately 27.96% of 9,000,000 shares of Common Stock outstanding as of February 28, 2011 as reported in the Company’s current report on Form 8-K that was filed on March 4, 2011.

CUSIP No. 50114L101	13D	Page 11 of 13 Pages

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement dated as of March 11, 2011 by and among the Reporting Persons.

CUSIP No. 50114L101	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2011

/s/ Daniel McClory
Daniel McClory

Viceroy Ventures Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: Secretary

Endor Enterprises Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: Secretary

Cadogen & Cie Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

Montepagano SIM Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

Hybristic Equity Partners Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

The Bosphorous Group, Inc.

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

CUSIP No. 50114L101	13D	Page 13 of 13 Pages

JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Kryptic Entertainment, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 11th day of March 2011.

/s/ Daniel McClory
Daniel McClory

Viceroy Ventures Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: Secretary

Endor Enterprises Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: Secretary

Cadogen & Cie Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

Montepagano SIM Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

Hybristic Equity Partners Limited

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President

The Bosphorous Group, Inc.

By: /s/ Daniel McClory
Name: Daniel McClory
Title: President